1-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

**Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934**

**For the month of January, 2002
Commission File Number 1-8819**

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on January 9, 2002.

- Notification of interests of directors and connected persons - Paul Reynolds;

and

- Adjustment to technical interest

one company announcement made on January 17, 2002.

- Adjustment to technical interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: January 17, 2002 By:

ALAN G SCOTT
Authorized Representative

BT – SPECIAL PURPOSE TRUST

Adjustment to share interest of Directors

BT Group plc

BT Group plc advises that, on 9 January 2002, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), as trustee of a discretionary employee trust established by British Telecommunications plc (***BT***)) (the ***Trust***), transferred 136,109 ordinary shares in BT Group plc (***BT Group Shares***) and 136,109 ordinary shares in mmO_2 plc (***mmO_2 Shares***) to a total of 84 beneficiaries of the Trust in satisfaction of options held by them under the BT Employee Sharesave Scheme 1994.

Following this transfer, the Trustee holds 50,261,020 BT Group Shares, as well as 50,261,020 mmO_2 Shares. The Executive Directors of BT Group plc (Sir Christopher Bland, Sir Peter Bonfield, Philip Hampton, Andy Green, Pierre Danon and Paul Reynolds) are for the purposes of the Companies Act 1985 treated as interested in all of the BT Group Shares held in the Trust. Despite this technical interest in all of the BT Group Shares, each Executive Director will only be entitled to receive from the Trustee the number of BT Group Shares to which he is entitled on the exercise of options held by him under the BT Employee Sharesave Scheme 1994. Such options are only exercisable until 19 May 2002.

Date of notification 9 January 2002

ends

BT – SPECIAL PURPOSE TRUST

Adjustment to share interest of Directors

BT Group plc

BT Group plc advises that, on 16 January 2002, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), as trustee of a discretionary employee trust established by British Telecommunications plc (***BT***)) (the ***Trust***), transferred 2,215,225 ordinary shares in BT Group plc (***BT Group Shares***) and 2,215,225 ordinary shares in mmO_2 plc (***mmO₂ Shares***) to a total of 2,198 beneficiaries of the Trust in satisfaction of options held by them under the BT Employee Sharesave Scheme 1994.

Following this transfer, the Trustee holds 48,045,795 BT Group Shares, as well as 48,045,795 mmO_2 Shares. The Executive Directors of BT Group plc (Ben Verwaayen, Sir Christopher Bland, Sir Peter Bonfield, Philip Hampton, Andy Green, Pierre Danon and Paul Reynolds) are for the purposes of the Companies Act 1985 treated as interested in all of the BT Group Shares held in the Trust. Despite this technical interest in all of the BT Group Shares, each Executive Director will only be entitled to receive from the Trustee the number of BT Group Shares to which he is entitled on the exercise of options held by him under the BT Employee Sharesave Scheme 1994. Such options are only exercisable until 19 May 2002.

Date of notification 17 January 2002

ends

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Directors

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Lapse of Sharesave options by the above named Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Reynolds

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

self

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Lapse of Sharesave options by the above named Director

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

4 January 2002

14) Date Company informed

8 January 2002

15) Total holding following this notification

33,879 Ordinary shares personal and spouse holdings

219 Ordinary shares held in trust under the BT Employee Share Ownership Scheme

191,668 Ordinary shares under award in BT Incentive Share Plan

39,445 Ordinary shares under award in BT Deferred Bonus Plan

45,675 Ordinary shares under award in BT Executive Share Plan

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

4555 shares in Sharesave 2001 at 218p per share
1483 shares in Sharesave 1998 at 518p per share

23) Any additional information

- 178 options lapsed under Sharesave 1999 at 843.60p per share
- 516 options lapsed under Sharesave 2000 at 727p per share

The above named director has other technical interests under Section 13 of the Companies Act as follows:

- a technical interest, together with all employees of BT in 81,169 BT Group shares held in the name of BT Employee Shares Trustees Limited.
- a technical interest, together with all employees of BT Group in 23,604,699 BT Group shares held by the Trustee, Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans

- a technical interest in 50,261,020 BT Group shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification 9 January 2002

End